UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated January 14, 2015, announcing that Dr. Charles Woodburn has been appointed as a Director of the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: January 20, 2015
	By:	/s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1

SDRL - Changes to the Board of Directors

Hamilton, Bermuda, January 14, 2015 - The Board of Seadrill Limited ("Seadrill" or the "Company") is pleased to announce that Dr. Charles Woodburn has been appointed as a Director of the Company.

Dr. Woodburn has been the Chief Executive Officer of Expro Group since 2010.  Previously, he spent 15 years with Schlumberger where he held many senior management roles, including President of Wireline. More recently, he was in charge of Schlumberger's engineering and manufacturing, reporting directly to the Chief Operating Officer.  Dr. Woodburn holds a PhD and MA in Engineering from Cambridge University and an MBA from Erasmus University.

John Fredriksen, Chairman of the Board of Directors said, "The Board is very pleased that Dr Woodburn has decided to join our Board. He brings valuable expertise and industry knowledge and we look forward to his contribution to the Company's future development".

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.